ACURX PHARMACEUTICALS, INC.
259 Liberty Avenue

Staten Island, New York 10305

July 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Acurx Pharmaceuticals, Inc.

Registration Statement on Form S-3
Filed July 1, 2022
File No. 333-265956 (the “Registration Statement”)
Acceleration Request

Dear Ms. Westbrook:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Acurx Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Monday, July 11, 2022, at 4:01 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Ivan Blumenthal, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 with any questions regarding this request.

Very truly yours, Acurx Pharmaceuticals, Inc.
By:	/s/ David P. Luci
	Name:	David P. Luci
	Title:	President and Chief Executive Officer

cc:       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ivan K. Blumenthal, Esq.